Lucy Fato Deputy General Counsel & Corporate Secretary Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, NY 10036-2774 212 345 3286 Fax 212 948 0583 lucy.fato@mmc.com

October 16, 2013

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (“MMC”) Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 27, 2013 File No. 1-05998

Dear Ms. Blye:

On September 27, 2013, MMC requested an extension until October 16, 2013 to respond to comments of the Staff delivered via email on September 17, 2013 regarding MMC’s Form 10-K for the fiscal year ended December 31, 2012. We have been working diligently to gather the information required to provide a response, but have not yet received all data necessary to complete our answer. Therefore, we respectfully request a further extension to October 31, 2013 to submit our response. Thank you very much.

Please do not hesitate to call me at (212) 345-3286 if you have questions regarding the above.

Very truly yours,

/s/ Lucy Fato

cc:	Jeffrey Riedler Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission